Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NUR MACROPRINTERS RECEIVES $3.8 MILLION OF EQUITY FUNDING

Lod, Israel, January 30, 2007 – NUR Macroprinters Ltd. (NURMF.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced the completion of its private placement of ordinary shares, resulting in gross proceeds of $3.8 million.

Under the private placement, NUR issued 7,105,320 of its ordinary shares at $0.54 per share to various investors. NUR expects to receive from the new investment proceeds in the amount of approximately $3.7 million, net of expenses. NUR also issued to the investors warrants to purchase up to 2,131,596 ordinary shares at an exercise price of $0.65 per share. The warrants are exercisable for five years from the closing date of the private placement. The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act. NUR agreed to use its best efforts to register all the private placement related shares (both those purchased and those issuable upon exercise of the warrants) for resale under the Act.

Meitav Underwriting Ltd. served as placement agent for the private placement.

NUR received undertakings from additional investors for a proposed follow-on investment of up to $2.5 million under substantially the same terms and conditions described above. The closing of the follow-on investment remains subject to the satisfaction of certain conditions.

This equity investment was initiated by NUR in order to allow for an expected increase in manufacturing volumes in 2007.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters Ltd. (NURMF.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production printers, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR’s customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, rely on NUR to help them deliver the high quality and fast turnaround they need in order to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR is available at www.nur.com.

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SAFE HARBOR:

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by our forward-looking statements, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on prices resulting from competition, our inability to conclude the follow-on investment, all of which are difficult to predict and many of which are beyond the control of NUR. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update or revise any forward-looking statements, to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. This press release is available at www.nur.com.

CONTACT:	NUR Macroprinters Ltd. Yossy Zylberberg COO & CFO +972 (8) 9145446 yossyz@nur.com